November 28, 2022

Alison T. White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	Advisers Investment Trust (the “Registrant”); File No. 811-22538

Dear Ms. White:

On November 15, 2022, the Registrant filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) soliciting shareholder approval of a new investment advisory agreement between Registrant, on behalf of Independent Franchise Partners US Equity Fund (the “Fund”), and Independent Franchise Partners, LLP (“IFP”). On November 17, 2022, you provided the oral comments on the Proxy Statement. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document referenced.

We have set forth below the text of each comment, followed by the Registrant’s responses.

Comment 1. With respect to the Current Advisory Agreement in the shareholder letter, please include Item 22(c)(1)(i) describing “…the date of the contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission.”

Response. The Registrant has amended the paragraph to state the following:

“Franchise Partners currently serves as the investment adviser to the Fund under an Amended and Restated Investment Advisory Agreement between the Trust, on behalf of the Fund, and Franchise Partners (the “Current Advisory Agreement”). The Current Advisory Agreement was approved by the initial shareholders of the Fund on August 9, 2011. Shareholders have not voted on the Current Advisory Agreement since that date. The Current Advisory Agreement will automatically terminate as a result of a change in control of Franchise Partners as more fully described in the enclosed Proxy Statement.”

Comment 2. Under the heading entitled Evaluation By The Board of Trustees, please summarize how the Fund performed compared to the peer selection during the relevant time period.

November 28, 2022

Response. The Registrant has amended the performance disclosures as follows:

“The Board reviewed the investment performance of the Fund and examined the selected peer groups and benchmark for the Fund. The Board reviewed the Fund’s performance compared to a peer selection based on the eVestment Large Cap Value universe and the eVestment US Large Cap Equity universe for various periods from one to ten years through both March 31, 2022 and June 30, 2022. The Board noted that the relative performance of the Fund did not vary significantly from the performance of the peer groups.”

Comment 3. Under the heading entitled Evaluation By The Board of Trustees, please summarize how the Fund performed compared to the other fund managed by IFP during the relevant periods. Additionally, please include the disclosures required under Item 22(c)(10) of Schedule 14A.

Response. The Registrant has added the advisory fee for the other fund managed by IFP and amended the performance disclosures as follows:

“The Board also reviewed the performance of another fund advised by Franchise Partners with a similar investment mandate for one-month, three-month, one-year, three-year, five-year, and since inception periods through both March 31, 2022 and June 30, 2022. The Board noted that the Fund outperformed the other fund advised by Franchise Partners across all periods ended March 31, 2022. The Board observed that the Fund performed on par with the other fund advised by Franchise Partners for the one-month period ended June 30, 2022 and outperformed the other fund all other periods ended June 30, 2022.”

Comment 4. In the section entitled Voting Securities and Voting, it is not clear why there would be broker non-votes given that there are no routine proposals on the proxy card. Please advise or revise the disclosure accordingly.

Response. Because the Proxy Statement does not contain any routine matters, the disclosure regarding broker non-votes has been removed.

Comment 5. It is unclear why Schedule A shows the fees applicable between 2020 and 2021. Please advise or revise accordingly.

Response. The agreement at Exhibit A is the actual agreement approved by the Board of Trustees of the Registrant at its September 2022 meeting. The Trust and IFP elected not to make any changes to the Current Investment Advisory Agreement.

November 28, 2022

*********

If you have any questions or additional comments, please call the undersigned at (614) 469-3297.

Sincerely,

/s/ Michael Wible

Michael Wible